# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AUGUSTA GOLD CORP., CIK 0001448597
CUSIP: 051276103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Date of event which requires filing of this statement: 07/17/2025
Amends the filing with accession number 0001062993-21-002678
Filed by CIK 0001829144
Persons authorized to receive notices and communications: Augusta Investments Inc., Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1, (604) 687-1717; Copy to: Jason K. Brenkert, Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado (CO), 80202-5549, (303) 629-3445

## Reporting persons
- Augusta Investments Inc. (CIK 0001829144): type of reporting person: corporation (CO), savings association (SA); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: working capital (WC); sole voting power 25,475,888; shared voting power 0; sole dispositive power 25,475,888; shared dispositive power 0; aggregate amount beneficially owned 25,475,888 (29.7% of the class)
  Comment: The percentage used in Item 13 is calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of May 12, 2025.
- Warke Richard W (CIK 0001390411): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 26,925,888; shared voting power 0; sole dispositive power 26,925,888; shared dispositive power 0; aggregate amount beneficially owned 26,925,888 (30.8% of the class)
  Comment: Items 7, 9, and 11 includes 25,475,888 Shares and options exercisable for 1,450,000 Shares, 1,016,667 of which are fully vested and exercisable within the next 60 days.
  
  The percentage used in Item 13 is based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of May 12, 2025, plus 1,450,000 options which are beneficially owned by Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AUGUSTA GOLD CORP.
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Comment:
This Statement constitutes Amendment No. 18 ("Amendment No. 18") to the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on March 12, 2021 (the "Original Schedule 13D"), as amended through to the date hereof (the "Amended Schedule 13D") with respect to the common stock of Augusta Gold Corp. (the "Issuer"), held by Augusta Investments Inc. ("Augusta Investments") and Richard Warke ("Mr. Warke").

This Schedule 13D supplements, amends and constitutes Amendment No. 20 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 18 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On July 15, 2025, Augusta Investments and Mr. Warke entered into a voting and support agreement (a "Voting Agreement") with AngloGold Ashanti (U.S.A.) Holdings Inc., a Delaware corporation ("Parent") and Exploration Inc., a Nevada corporation and a wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to such Voting Agreement, Augusta Investments and Mr. Warke have agreed, among other things and subject to the terms and conditions set forth therein, to vote (or cause to be voted) all of their shares of common stock of the Issuer (i) in favor of the adoption and approval of that certain Agreement and Plan of Merger dated July 15, 2025 (the "Merger Agreement") by and among with Issuer and Parent and Merger Sub, joined by AngloGold Ashanti Holdings plc, a public limited company existing under the laws of the Isle of Man, and approval of the merger under the Merger Agreement (the "Merger"), (ii) against any acquisition proposal from a third party, and (iii) against any other action that is intended or could reasonably be expected to materially impede, interfere or delay the consummation of the Merger.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Voting Agreement, dated July 15, 2025, by and among certain stockholders of Augusta Gold Corp., AngloGold Ashanti (U.S.A.) Holdings Inc. and Exploration Inc.(**), incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K filed on July 16, 2025.

(**) Certain personal information has been redacted pursuant to Item 601(a)(6) of Regulation S-K.

## Signatures
- Augusta Investments Inc.: /s/ Richard W. Warke, Richard W. Warke, President of Augusta Investments Inc. (07/17/2025)
- Warke Richard W: /s/ Richard W. Warke, Richard W. Warke (07/17/2025)